Exhibit 99.1

ASX/Media Release

IMMUTEP GRANTED CHINESE PATENT FOR EFTILAGIMOD ALPHA, A SOLUBLE LAG-3 PROTEIN, IN COMBINATION WITH A CHEMOTHERAPY AGENT

SYDNEY, AUSTRALIA – 2 November 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3 related immunotherapy treatments for cancer and autoimmune disease, is pleased to announce the grant of a new patent (number ZL 201610221687) entitled “Use of recombinant LAG-3 or the derivatives thereof for eliciting a monocyte immune response” by the Chinese Patent Office. The patent forms part of a broad and growing portfolio of patent families for the Company’s lead product candidiate eftilagimod alpha (“efti” or “IMP321”) in key global markets including China.

This new Chinese patent follows the grant of the corresponding European, Japanese and United States patents announced previously. The claims of the new patent relate to methods of use of (a) Immutep’s efti which is a LAG-3 fusion protein (LAG-3Ig) and (b) a chemotherapy agent in combination for the manufacture of a preparation for the treatment of cancer. The patent provides protection in mainland China and the expiry date is 3 October 2028.

The new patent is owned by Immutep S.A.S. and exclusively licensed to Immutep’s partner in China, EOC Pharma (“EOC”).

Immutep CEO, Marc Voigt, noted: “We are making good progress building our global patent estate around our LAG-3 development pipeline, including lead candidate efti which has delivered promising clinical data in various settings. We will continue to make these important investments and are especially pleased to be working so closely with our Chinese partner, EOC Pharma, as they expand their clinical development of efti for the Chinese market.”

EOC Pharma CEO, Xiaoming Zou, said: “We are investing in the development of efti for the local market in China and are very pleased with the steps being taken by our partner, Immutep, to build a broad portfolio of patent families around this unique candidate. These are important and ongoing steps in the complex process of bringing innovative medicines to the market for patients.”

About efti in China

Efti is exclusively licensed by Immutep to EOC Pharma for the territory of Greater China (namely mainland China, Hong Kong S.A.R, Macao S.A.R. and Taiwan). Under its agreement with Immutep, EOC will make further milestone payments to the Company if efti achieves specific development milestones, as well as pay sales-based royalties. Immutep retains the rights to efti outside the territory of Greater China.

About EOC Pharma

EOC Pharma is an integrated biopharmaceutical company focusing on the discovery, research, development and commercialisation of innovative oncology products. With an insight-driven strategy and integrated business platform, EOC Pharma strives to build a portfolio of products with strategic synergies from independent R&D and licensing and enrich the product pipeline with first- and best -in-class oncology drugs to benefit the millions of patients who currently have limited access to high quality oncology treatments in China.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product candidate is eftilagimod alpha (efti or IMP321), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889